FORM 6-K

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
_____________
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For December 19, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)
(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street, Vancouver, British Columbia, Canada V6B 4M9
(Address of principal executive offices)

Attachments:

1.	Management Discussion and Analysis for the period ended October 31, 2007
2.	Interim Financial Statements for the period ended October 31, 2007
3.	CEO Certification of Interim Filings for the period ended October 31, 2007
4.	CFO Certification of Interim Filings for the period ended October 31, 2007

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x         Form 40-F_____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No      x

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: December 19, 2007	By:	“Tony M. Ricci”
(Name)

Its: Chief Financial Officer
(Title)

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended

October 31, 2007 and 2006

(Unaudited – Prepared by Management)

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)

(the “Company”)

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Six months ended October 31, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of Company’s management.

The Company’s independent auditor has not performed a review of there financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

	October 31,	April 30,
	2007	2007
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$6,940,081	$665,290
Receivables	110,752	100,410
Prepaid expenses and deposits	1,395,748	452,718

Total current assets	8,446,581	1,218,418

Investment in Petaquilla Copper Ltd. (Note 4 and 13)	7,711,930	1,807,000
Amount receivable from Petaquilla Copper Ltd. (Note 13)	-	4,582,937
Property and equipment	12,064,991	5,343,147
Mineral properties (Note 3)	45,857,044	31,236,455
Restricted cash (Note 5)	267,475	1,188,026

Total assets	$74,348,021	$45,375,983

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$5,612,563	$4,951,297
Amount payable to Petaquilla Copper Ltd. (Note 13)	5,110,662	-
Current portion of long term debt (Note 7)	405,861	487,882
Current portion of obligations under capital leases (Note 8)	2,525,723	-

Total current liabilities	13,654,809	5,439,179

Prepaid services and materials to be provided to Petaquilla Copper Ltd. (Note 6)	4,368,133	-
Asset retirement obligations (Note 17)	4,568,500	4,400,000
Long term debt (Note 7)	394,361	699,185
Obligations under capital leases (Note 8)	5,382,902	-

Total liabilities	28,368,705	10,538,364

Shareholders' equity
Capital stock (Note 9)
Authorized
Unlimited common shares and preferred shares without par value (Note 9)
Issued and outstanding
93,898,307 (April 30, 2007 – 89,876,951) common shares	112,522,636	101,482,015
Shares subscribed	-	150,000
Contributed surplus (Note 9)	15,634,260	12,893,667
Deficit	(82,010,599)	(79,521,082)

	46,146,297	35,004,600
Treasury stock, at cost (Note 12)
Repurchased, not cancelled
44,200 (April 30, 2007 – 44,200) common shares	(166,981)	(166,981)

Total shareholders’ equity	45,979,316	34,837,619

Total liabilities and shareholders’ equity	$74,348,021	$45,375,983

Commitments and contingencies (Note 3, 12 and 15)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006

EXPENSES
Accounting and legal	$366,038	$74,898	$557,138	$246,691
Accretion of asset retirement obligation	84,250	-	168,500	-
Amortization	350,254	121,675	787,387	187,363
Consulting fees	170,168	41,129	467,087	179,948
Filing fees	28,214	12,996	50,909	44,883
Investor relations and shareholder information	256,445	131,380	460,986	459,201
Office administration	1,176,006	215,423	1,804,693	443,929
Rent	69,400	13,971	114,096	22,293
Resource property costs	-	(10,608)	-	(5,937)
Stock-based compensation (Notes 8 & 9)	2,195,689	7,587,896	4,304,693	8,849,884
Travel	239,921	538,471	501,484	822,739
Wages and benefits	509,705	479,837	1,002,674	1,060,725

Total expenses	(5,446,090)	(9,207,068)	(10,219,647)	(12,311,719)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	1,840,587	(74,839)	1,365,387	3,290
Interest income and amortization of discount on	30,120	44,223	58,187	83,448
Asset usage fees	205,629	-	401,626	-
Loss from equity investment	(1,303,442)	-	(2,565,199)	-
Gain on dilution of equity investment	8,107,807	-	8,470,129	-

Total other income (expenses)	8,880,701	(30,616)	7,730,130	86,738

Net income (loss) for the period	3,434,611	(9,237,684)	(2,489,517)	(12,224,981)

Deficit, beginning of period	(85,445,210)	(55,446,017)	(79,521,082)	(52,458,720)
Amount distributed to Petaquilla Copper Ltd.	-	(5,500,000)	-	(5,500,000)

Deficit, end of period	$(82,010,599)	$(70,183,701)	$(82,010,599)	$(70,183,701)

Basic and diluted earnings (loss) per share	$0.04	$(0.12)	$(0.03)	$(0.16)

Weighted average number of shares outstanding - (basic)	91,617,222	80,250,338	91,381,065	75,457,650

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Manageme nt)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	October 31,	October 31,	October 31,	October 31,
	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$3,434,611	$(9,237,684)	$(2,489,517)	$(12,224,981)
Items not affecting cash:
Accretion of asset retirement obligation	84,250	-	168,500	-
Amortization	350,254	121,675	787,387	187,363
Stock- based compensation	2,195,689	7,587,896	4,304,693	8,849,884
Foreign exchange loss (gain) on restricted cash	(3,030)	11,932	57,325	3,664
Loss from equity investment	1,303,442	-	2,565,199	-
Gain on dilution of equity investment	(8,107,807)	-	(8,470,129)	-

Changes in non- cash working capital items:
(Increase) decrease in receivables	38,803	1,879	(10,342)	(6,863)
(Increase) decrease in prepaid expenses	306,752	(39,549)	(943,030)	(151,736)
(Decrease) increase in accounts payable and accrued liabilities	1,191,206	94,096	661,266	533,283

Net cash used in operating activities	794,170	(1,459,755)	(3,368,648)	(2,809,386)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	6,843,058	28,613,682	9,730,214	30,705,100
Proceeds from shares subscribed	-	-	(150,000)	-
Share issuance costs	(223,125)	(1,625,033)	(253,693)	(1,625,033)
Proceeds from capital leases	1,504,166	-	8,201,425	-
Payment of capital leases	(292,800)	-	(292,800)	-
Proceeds from long term debt	-	130,826	-	156,105
Repayment of long term debt	(204,222)	-	(386,845)	-

Net cash provided by financing activities	7,627,077	27,119,475	16,848,301	29,236,172

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(2,443,633)	96,974	(8,720,040)	(541,020)
Investment in mineral properties	(8,346,336)	(8,551,955)	(13,409,780)	(11,916,715)
Advances (to) from Petaquilla Copper Ltd.	5,751,650	(663,399)	14,061,732	(663,399)
Redemption (purchase) of performance bond and restricted cash	863,226	-	863,226	(793,358)

Net cash used in investing activities	(4,175,093)	(9,118,380)	(7,204,862)	(13,914,492)

Change in cash and cash equivalents	4,246,154	16,541,340	6,274,791	12,512,294

Cash and cash equivalents, beginning of period	2,693,927	2,217,770	665,290	6,246,816

Cash and cash equivalents, end of period	$6,940,081	$18,759,110	$6,940,081	$18,759,110

Supplementary cash flow information (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

1.	NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

The Company was incorporated in the Province of British Columbia and is in process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing and permitting to complete the development, and future profitable productions or proceeds from the disposition thereof.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has not generated any operating revenues to date and has experienced recurring operating losses and accumulated a deficit of $82,010,599 as at October 31, 2007. Also the Company had a working capital deficiency of $5,208,228 at October 31, 2007 (April 30, 2007 – working capital deficiency of $4,220,761). These factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is in substantial doubt and the Company’s continued operations, as intended, are dependent upon its ability to raise additional funding to meet its obligations and to attain profitable operations. Management’s plan in this regard is to raise equity financing as required. There are no assurances that the Company will be successful in achieving these goals. These interim consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The disclosures in these interim consolidated financial statements do not conform in all aspects to the requirements of Canadian GAAP for annual financial statements. These statements follow the same accounting policies and methods of their application as the most recent annual financial statements. The interim consolidated financial statements should be read in conjunction with the most recent annual financial statements as at April 30, 2007.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Petaquilla Minerals, S.A. (a Panama corporation), Adrian Resources (BVI) Ltd. (a British Virgin Island corporation), Petaquilla Gold, S.A. (a Panama corporation), Aqua Azure S.A (a Panama corporation) along with its 51% interest in Petaquilla Power and Water S.A. (“PPW”)(a Panama corporation). The Company proportionately consolidates its 69% interest in a joint venture investment, Compania Minera Belencillo, S.A. (“Belencillo”) (a Panama corporation).

All significant inter-company transactions and balances have been eliminated upon consolidation.

Interim consolidated financial statements

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These interim consolidated financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Accounting Policy for Petaquilla Copper Ltd.

The Company owns 14.83% of the common shares of Petaquilla Copper Ltd. (“Copper”), and uses the equity method to account for the investment, since the two companies share common directors and management. The Company’s proportionate share of income and expenses is recorded with a corresponding entry made to the investment account. The Company assesses whether there have been any indications of impairment and if there are and the carrying amount would not be expected to be recovered, there would be a write- down to fair value.

Cash and cash equivalents

Cash is comprised of cash on hand and demand deposits.

Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. To limit its credit risk exposure in excess of federally insured amounts, the Company places its deposits with financial institutions with high credit standing.

Property and equipment

Equipment is recorded at cost less accumulated amortization, which is provided on the declining balance basis at rates as follows:

Furniture and fixtures	20%
Office equipment	20%
Computer equipment	30%
Equipment	30%
Vehicles	30%
Computer software	50%
Leasehold improvements	5 year straight line
Buildings	4%

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral properties

Acquisition costs of mineral properties, together with direct exploration and development expenditures incurred thereon, are deferred until the property to which they relate is placed into production, sold or abandoned. The carrying values of mineral properties are, where necessary, written down to the estimated recoverable amount based on undiscounted estimated future net cash flows. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company follows the cost reduction method of accounting for the receipt of property option and similar payments. Cash and other property payments received from the Company’s exploration partners are credited to the respective property until capitalized costs are recovered; thereafter, such payments are included in income. Option payments are exercisable at the discretion of the optionee and are only recognized when received. Management fees earned for the management of properties are included in income.

On an annual basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been impairment in value. In the event that management determines potential reserves to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long- lived asset is increased by the same amount as the liability. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the unit-of -production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group, at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long- lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

Integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the period-end exchange rate, non -monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses are translated at rates approximating those in effect at the time of the transactions. Translation gains and losses are reflected in operations for the period.

Foreign currency-denominated monetary accounts of the Company are translated at the period -end exchange rate. Exchange gains and losses on translation are recognized as a gain or loss in the period they arise.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized as a result of the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.

Stock- based compensation

The Company accounts for all stock-based payments and awards under the fair value based method.

Under the fair value based method, stock based payments to non- employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock based payments to non- employees is periodically remeasured until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock- based payments to non-employees that are fully vested and non- forfeitable at the grant date is measured and recognized at that date. Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period.

Income taxes

Future income taxes are recorded using the asset and liability method under which future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Changes in Accounting Policies

Effective May 1, 2007, the Company has adopted the provisions of the following new Canadian Institute of Chartered Accountants (CICA) Handbook Sections:

	(a)	Section 3855 Financial Instruments – Recognition and Measurement

This section describes the standards for recognizing and measuring financial assets, financial liabilities and non- financial derivatives. Under the new standard, all financial instruments will be classified as one of the following: Held-to-maturity; Loans and receivables, Held- for-trading; or Available -for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held- for-trading, will be measured at amortized cost. Available-for-sale financial instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for- trading on initial recognition.

	(b)	Section 1530 Comprehensive Income and Section 3251 Equity

These sections describe standards for reporting and disclosing comprehensive income, its components and related changes in equity. Comprehensive income includes net income as well as changes in equity during a period from transactions and events from non- owner sources, such as unrealized gains or losses on available- for- sale financial instruments. Adopting this standard has no impact on the Company’s financial statements for the period ended October 31, 2007.

	(c)	Section 3861 Financial Instruments – Disclosure and Presentation

The Company's financial instruments include cash and cash equivalents, receivables, and accounts payable and accrued liabilities and long-term debt. Upon adoption of these new standards, the Company designates its cash and cash equivalents as held-for-trading, its receivable, as receivables, and its account payable and accrued liabilities and long- term debt as other financial liabilities. The fair values of these financial instruments approximate their carrying values because of their short term nature. The Company had no held-to-maturity financial assets for the period ended October 31, 2007. In management's opinion the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not exposed to derivative financial instruments.

Comprehensive income represents the change in shareholders’ equity from transactions and other events from non- owner sources. Other comprehensive income refers to items that are recognized in comprehensive income but excluded from net income calculated in accordance with generally accepted accounting principles until such time as it is considered appropriate to recognize them in net income. The Company had no “other comprehensive income or loss” transactions for the period ended October 31, 2007.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

3.	MINERAL PROPERTIES

	October 31, 2007	April 30, 2007
Molejon property	$45,825,118	$31,210,449
Rio Belencillo concession	31,926	26,006
	$45,857,044	$31,236,455

Molejon Property – Panama

In June 2005, the shareholders of Minera Petaquilla S.A. (“Minera Petaquilla”) (a joint venture investment) agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession from the copper mineral deposits within the Ley Petaquilla mineral concession. The agreement provides for the Company, through Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Ley Petaquilla mineral concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to Teck and Minova as to 35.135% and 64.865% respectively.

(See Note 4).

Approval of the phased Mine Development Plan was obtained in September 2005.

San Juan Concession - Panama

During the prior period ended April 30, 2007, the Company entered into an agreement with Geneva Gold (formerly Eurogold Mining Inc.), for the exploration and development of the San Juan Concession. The San Juan Property is adjacent to the Company’s Molejon gold project and the Petaquilla porphyry copper project in north central Panama. Under the agreement, Geneva Gold may earn a 60% interest in the San Juan Property by incurring exploration expenditures of at least US$6,000,000, by paying Petaquilla Minerals Ltd. US$600,000 in cash and by causing to be issued to Petaquilla Minerals Ltd. 9,000,000 shares of the public company (“Pubco”) to which Geneva Gold will assign its interest in the property, all over a period of three years. If Pubco acquires a 60% interest in the property, it may increase its interest to 70% by incurring US$3,000,000 in additional exploration expenditures in the fourth year. The Company was to be the operator of the project. The Company received the initial cash option payment of $111,120 (US$100,000).

During the prior period, the Company rescinded the above agreement and returned the initial cash option payment of $111,120 (US$100,000) to Geneva Gold.

Geneva Gold has claimed for loss in share value said to be caused by Petaquilla’s news release announcing that the agreement with the company has been rescinded. The amount of the claim has not been quantified, and according to Company’s counsel it is too early to provide an opinion on either parties chances of success as discoveries have not yet taken place.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

3.	MINERAL PROPERTIES (Continued)

Rio Belencillo Concession – Panama

The Company holds various interests in other land concession areas adjacent to the Ley Petaquilla Property in Panama, including the Rio Belencillo and Rio Petaquilla concessions.

By an Agreement in May, 2005, and amended in June, 2005, Gold Dragon Capital Management Ltd. (“Gold Dragon”), a company formerly having a common director, has an option to purchase all of the Company’s interest in the Rio Belencillo and Rio Petaquilla concessions by the expenditure of $100,000 in approved exploration costs by May 7, 2007, an additional $400,000 in approved exploration costs by February 7, 2008, and by then paying the Company $1,152,400. This sum is payable in shares of Gold Dragon.

During the previous period to April 30, 2007, the Company received $32,843 (US $29,078) from Madison Minerals Ltd. (“Madison”), the Company’s joint venture partner, for exploration costs related to the Rio Belencillo concession.

4.	PLAN OF ARRANGEMENT AND ADVANCES TO PETAQUILLA COPPER LTD.

During the period ended April 30, 2007, the shareholders of the Company voted in favor of the April 21, 2006 proposed Plan of Arrangement. During the same period, the Supreme Court approval in the Province of British Columbia was obtained for the Plan of Arrangement. The result of the Plan of Arrangement will be that each shareholder of the Company will receive one share of Petaquilla Copper Ltd. (“Copper”), a private company. Each shareholder will continue to hold one share of the Company and one share of Copper, for each one share of the Company held on the Effective date of the Plan of Arrangement.

The Effective Date of the Plan of Arrangement is October 18, 2006 whereby each holder of the common shares of the Company on October 17, 2006 is entitled to receive one common share of Copper for each common share of the Company held.

According to the terms of the Plan of Arrangement, the Company transferred title to Copper its wholly-owned subsidiary, Georecursos Internacional S.A., the holder of the 52% interest in the Ley Petaquilla concession lands. The Company would retain 100% ownership of the gold and precious metal deposits within the Ley Petaquilla concession as well as all the other concession lands adjacent to the Ley Petaquilla concession.

The transactions were accounted on the continuity of interest’s basis.

The Company owns 22,189,434 of the issued shares of Copper at a cost of $500,000. This initial 20% equity stake has been and may be further diluted based on share capital financings that were carried out for ongoing funding of the Copper deposit project. As a result of the Plan of Arrangement, the Company now accounts for Copper on an equity basis resulting in an equity loss of $2,565,199 and a gain on dilution of $8,470,129 for the period ended October 31, 2007.

As at October 31, 2007, the amount payable to Copper is $5,110,662 related to advances to pay for mineral property costs and administrative expenses.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

5.	RESTRICTED CASH

During the period ended April 30, 2007, the Company deposited $30,000 with HSBC Bank to be used as collateral for the credit card used by the Company to pay ongoing travel and related costs. The Company also pledged as security for financings (note 9) a term deposit in the amount of $237,475 (US $250,000).

6.	PREPAID SERVICES AND MATERIALS TO BE PROVIDED TO PETAQUILLA COPPER LTD.

On September 30,2007, Petaquilla Gold S.A. (¨”Gold”), a subsidiary of the Company entered into a Service Agreement with Petaquilla Copper, S.A. (“Copper”) to provide electric generation, aggregate for construction and rental of a drill machine (collectively, the “services”) for a 3-year period. In return for receiving certain benefits and assurances, payment for services has been assumed and prepaid by Petaquilla Copper Ltd. in the amount of $4,387,705 ($4,404,000.00 USD) as per the following table, which details Copper´s minimum needs:

Service/Supply	Minimum	Estimated Cost	Estimated Cost	Estimated cost for 3-
	Requirement	per Unit	per Month	year contract (USD)
			(USD)
Electric Generation
	350,000	0.19 USD/kw.hr	66,500	2,394,000
	kw.hr/month
Aggregate for
construction,
including
transportation to site	100,000 yd3	16.5 USD/yd3		1,650,000
Rental of LF 70 Drill
Machine			10,000	360,000

TOTAL				4,404,000

During the first two years of the Service Agreement, Copper shall have the option to purchase the equipment from Gold at the market price of the equipment less rental costs prepaid. See Note 13.

During the period, the Company recovered $19,572 in mineral property costs under this agreement for services rendered.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

7.	LONG TERM DEBT

During the period ended April 30, 2007, the Company arranged a bank loan of $407,524 (US$382,400) to acquire road and mine site equipment. The loan is repayable in 36 equal monthly instalments of $12,513 (US$11,742) commencing in May 2006 and bears interest at an annual rate of 5.625% . Collateral for this loan is comprised of a pledge of a $237,475 (US$250,000) renewable term deposit and a fixed first charge on the purchased equipment. As at October 31, 2007, the current portion of the long term debt is $124,395 and the long term portion is $66,863.

During the period ended April 30, 2007, the Company arranged a bank loan of $83,988 (US$78,810) to acquire vehicles to be used for the mine site. The loan is repayable in 36 equal monthly instalments of $2,671 (US$2,506) commencing in May 2006 and bears interest at an annual rate of 9.25% . Collateral for this loan is comprised of a fixed first charge on the purchased equipment. As at October 31, 2007, the current portion of the long term debt is $26,364 and the long term portion is $14,953.

During the period ended April 30, 2007, the Company arranged a bank loan of $245,878 (US $230,720) to acquire additional road and mine site equipment. The loan is repayable in 36 monthly instalments of $7,934 (US $7,445) commencing in October 2006 and bears interest at an annual rate of 9.00% . Collateral for this loan is comprised of a first charge on the purchased equipment. As at October 31, 2007, the current portion of the long term debt is $73,433 and the long term portion is $74,410.

During the period ended April 30, 2007, the Company arranged a bank loan of $597,645 (US $560,800) to acquire additional road and mine site equipment. The loan is repayable in 36 monthly instalments of $19,284 (US $18,095) commencing in January 2007 and bears interest at an annual rate of 9.25% . Collateral for this loan is comprised of a first charge on the purchased equipment. As at October 31, 2007, the current portion of the long term debt is $174,069 and the long term portion is $228,128.

During the period ended April 30, 2007, the Company arranged a bank loan of $26,110 (US $24,500) to acquire a vehicle to be used for the mine site. The loan is repayable in 36 monthly instalments of $845 (US $793) commencing in January 2007 and bears interest at an annual rate of 9.25% . Collateral for this loan is comprised of a first charge on the purchased vehicle. As at October 31, 2007, the current portion of the long term debt is $7,600 and the long term portion is $10,007.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

7.	LONG TERM DEBT (Continued…)

The following table summarizes the loans outstanding as at October 31, 2007:

	October 31, 2007	April 30, 2007

Long term debt
Equipment loan #1	$191,258	$303,203
Vehicle loan #1	41,317	64,061
Equipment loan #2	147,843	218,115
Equipment loan #3	402,197	576,443
Vehicle loan #2	17,607	25,245
	800,222	1,187,067
Less: current portion	(405,861)	(487,882)
	$394,361	$699,185

8.	CAPITAL LEASE OBLIGATION

During the period, the Company entered into a capital lease arrangement with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production.

The facility is for the following concurrent tranches:

	a)	Financial leasing of up to US$2,798,806; and
	b)	Financial leasing of up to US$10,580,747.

The equipment includes but is not restricted to: ball mills, Metso crushing plant; cranes and an aggregate crushing plant.

As a condition of the loan, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

8.	CAPITAL LEASE OBLIGATION (Continued)

Future minimum lease payments on the capital lease obligation are as follows:

2008	$3,125,736
2009	3,125,736
2010	2,791,762
9,043,234
Less: Imputed interest of 9%	(1,134,609)
Total	7,908,625
Current obligation	(2,525,723)
Long -term obligation	$5,382,902

9.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

At the June 6, 2006 Annual General Meeting of the shareholders, a special resolution was authorized and approved changing the authorized capital of the Company to an unlimited number of common shares without par value and an unlimited number of preference shares without par value.

Authorized Capital

Unlimited common shares without par value
Unlimited preference shares without par value

	Number		Contributed
	of Shares	Amount	Surplus

Issued

Balance as at January 31, 2006	70,246,303	$62,977,209	$1,004,480
Non-brokered private placement, net of finders’ fees (b)	9,400,000	21,603,200	-
Exercise of stock options	5,247,813	12,336,264	(9,435,997)
Exercise of warrants	4,982,835	5,979,403	-
Stock-based compensation	-	-	20,504,666
Share issuance costs (Note 13)	-	(1,414,061)	820,518

Balance as at April 30, 2007	89,876,951	101,482,015	12,893,667
Non-brokered private placement	3,505,412	9,104,805	-
Exercise of stock options	515,944	2,242,093	(1,616,684)
Stock-based compensation	-	-	4,304,693
Share issuance costs (Note 13)	-	(306,277)	52,584

Balance as at October 31 , 2007	93,898,307	$112,522,636	$15,634,260

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

9.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (Continued)

a)

In October 2006, the Company completed a non- brokered private placement and issued 9,400,000 units at a price of $2.40 per unit, for gross proceeds of $22,560,000. Each unit consists of one common share and one share purchase warrant (see Note 11). The Company agreed to issue 398,000 share purchase warrants as finders’ fees in connection with part of the private placement (see Note 11). The fair value of the finders’ warrants is $820,518 that was approved and recorded during the fiscal year. In addition, the company paid finders’ fees of $956,800 for net cash proceeds of $21,603,200.

b)

In May 2007, the Company closed a non-brokered private placement comprising of 1,387,879 units at $2.00 per unit, and 24,033 units at $2.02 per unit for gross proceeds of $2,824,305. Each unit consists of one common share and one- half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement. The share purchase warrants are subject to an accelerated expiry provision that, if the volume weighted average trading price of the common shares of the Company as traded on the Toronto Stock Exchange exceeds $7.00 per share for at least 30 consecutive trading days, the Company shall have the right, exercisable within 30 days thereafter, to give notice to each warrant holder requiring the exercising of the warrants within a 30 day period. If the Company exercises such right, the warrant will, if not exercised by the warrant holder in accordance with their terms and conditions, expire at the end of such 30 day period. The securities issued under this private placement were subject to a four- month and a day resale restriction that expired on September 10, 2007.

c)

In October 2007, the Company closed a non-brokered private placement comprising of 2,093,500 units at $3.00 per unit for gross proceeds of $6,280,500. Each unit consists of one common share and one- half of one common share purchase warrants, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement. The Company agreed to issue 74,125 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the finders’ warrants is $52,584.

d)

The Company has adopted a new shareholder rights plan, subject to regulatory and shareholder approval. Under the new Plan, the Company issued one Right for no consideration for each outstanding common share of the Company to all holders of record of common shares as at 5:00 p.m., Pacific time, March 7, 2006. Thereafter, each common share issued by the Company during the term of the Plan will have one Right attached to it. The term of the Plan is five years unless the rights are earlier redeemed or exchanged. The Plan will be subject to review after the third year of its term.

The Rights are attached to the common shares and cannot be exercised until eight trading days after a triggering event has taken place. A triggering event is one of the following: (i) an Acquiring Person, as defined in the Plan, acquires 20% or more of the common shares of the Company; or (ii) an Acquiring Person announces his intention to make a take-over bid that would result in the person owning 20% or more of the outstanding common shares of the Company. Upon such a triggering event occurring, each Right would separate from the common share and thereafter entitle the holder to purchase common shares at 50% discount to the market price, up to the amount of the $30 exercise price of the Right.

The Rights will not be separated from the shares if the Acquiring Person makes a Permitted Bid, defined in the Plan to mean a bid made pursuant to a take-over bid circular to all shareholders of the Company, which has a minimum deposit period of at least 60 days and pursuant to which not less than 50% of the common shares, other than those held by the Acquiring Person, are deposited and not withdrawn.

Subsequent to October 31, 2007, the Company issued 247,345 shares on the exercise of stock options for net proceeds of $192,507.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

10.	STOCK OPTIONS

During the period ended April 30, 2007, the Company received approval for its new stock option plan (the “New Plan”) which authorizes the board of directors to grant incentive stock options to directors, officers and employees whereby the maximum number of shares reserved for issuance under the Company’s New Plan is 10,000,000.

On December 8, 2006, no shares remained in reserve under the Company’s former incentive stock option plan (the “Former Plan”). The 2,556,144 options that remained outstanding as of December 8, 2006 under the Former Plan were carried forward to the New Plan. In January and April 2007, the Company granted a total of 6,139,543 incentive stock options under the New Plan. During the period ended October 31, 2007, the Company granted a total of 950,000 incentive stock options to a director, employees and consultants.

Prior to the Plan of Arrangement taking effect, and in order to create unallocated options to be granted in the future to new employees, officers and directors, the existing optionees were asked to voluntarily reduce the number of shares under option to each of them to 60% of the number of shares held under the option on the day before the Effective Date of the Plan of Arrangement. All of the optionees agreed to this arrangement except for an option holder holding 675,000 options who elected to retain the number of options held under the existing grants. Each revised option outstanding would enable the option holder to receive one share of the Company and one share of Copper upon exercising. For example, when an optionee prior to the Effective Date held an option to purchase 100,000 shares of the Company, that optionee after the Effective Date would hold an option to purchase 60,000 shares of the Company and 60,000 shares of Copper. Both options must be exercised together.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

10.	STOCK OPTIONS (Continued)

The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to date of the grant. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. The Board may at its discretion in any granting of an option set a vesting period whereby the option may only be exercisable in pre-determined instalments. Stock option transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Balance at January 31, 2006	6,031,200	0.53	(1)
Granted (re: Plan of Arrangement)	3,730,000	1.14	(1)
Granted	6,139,543	2.02
Exercised	(5,247,813)	0.59	(1)
Expired	(400,000)	1.24	(1)
Forfeited	(493,400)	0.98	(1)
Forfeited	(20,000)	2.01
Voluntary reduction	(1,623,763)	0.91	(1)

Balance at April 30, 2007	8,115,767	1.76	(1)
Granted	950,000	2.32
Exercised	(244,300)	1.02	(1)
Exercised	(271,644)	1.84
Cancelled	(179,750)

Balance at October 31, 2007	8,370,073	1.83	(1)

Number of stock options exercisable	4,866,606	$1.66	(1)

(1)

Exercise price is the aggregate exercise price required to exercise one option of Petaquilla Copper Ltd. and one option of the Company with half of the proceeds to be allocated to the Company and half to Petaquilla Copper Ltd. Both options must be exercised together until such time as Petaquilla Copper Ltd. is listed on the TSX.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

10.	STOCK OPTIONS (Continued)

As at October 31, 2007, the following stock options were outstanding as follows:

Number of Shares
Outstanding	Exercise Price		Expiry Date
87,064	0.50	(1)	April 21, 2010
374,820	0.50	(1)	July 11, 2010
60,800	1.00	(1)	December 31, 2010
1,061,640	1.05	(1)	February 1, 2011
120,000	1.73	(1)	April 27, 2011
5,565,749	2.01		January 15, 2012
150,000	2.25		October 19, 2012
200,000	2.22		June 12,2012
500,000	2.25		June 20, 2012
50,000	2.48		July 11, 2012
100,000	2.49		July 12, 2012
50,000	2.54		July 23, 2012
50,000	2.76		September 10, 2012

8,370,073

(1)

Exercise price is the aggregate exercise price required to exercise one option of PTC and one option of the Company with half of the proceeds to be allocated to the Company and half to PTC. Both options must be exercised together until such time as PTC is listed on the TSX.

Total stock options granted during the six months ended October 31, 2007 are 950,000. Stock options granted that are not vested have been excluded from the calculation of stock-based compensation. Total stock-based compensation recognized for the fair value of stock options granted, vested and approved by the shareholders during the six month period ended October 31, 2007 was $4,304,693 (October 31, 2006 - $2,195,689).

The fair value of stock options and share purchase warrants granted is estimated using the Black-Scholes option pricing model with the following assumptions:

The weighted average fair value of the stock options granted is estimated approximately $1.77 using the Black-Scholes option pricing model with the following weighted average assumptions:

	Six months ended	Six months ended
	October 31, 2007	October 31, 2006
Risk-free interest	4.65%	4.17%
Expected dividend yield	-	-
Expected stock price volatility	87%	66%
Expected option/warrant life in years	5 years	5 years

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

11.	SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Balance at January 31, 2006	4,982,835	1.20/1.44

Issued	9,798,000	3.00	(1)
Exercised	(4,982,835)	1.20

Balance at April 30, 2007	9,798,000	3.00	(1)
Issued	1,827,831	3.50

Balance at October 31, 2007	11,625,831	$3.08	(1)

On October 17, 2006, the Company issued share purchase warrants in connection with the non-brokered private placement which closed during the period. Each warrant entitles the holder to purchase an additional common share of the Company for a period of five years at a price of $3.00 per share. In addition, the Company agreed to issue 398,000 finders’ warrants, each finders’ warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.00 per share for a period of five years.

On the Effective Date of the Plan of Arrangement, the warrant holders received:

a.	one share purchase warrant (a “PTQ Warrant”), where each PTQ Warrant entitles the holder to purchase one common share of the Company for a period of five years; and

b.	one share purchase warrant (a “Copper Warrant”), where each Copper Warrant entitles the holder to purchase one common share of Copper for a period of five years.

Until such time as Copper has been listed on a recognized Canadian stock exchange (the “Copper Listing Date”), the Copper Warrant and the PTQ Warrant must be exercised together. From and after the first five trading days after the Copper Listing Date, the Warrants can be exercised separately, and in that event, the respective exercise prices of the PTQ Warrants and the Copper Warrants will be based on $3.00 multiplied by the ratio of the five day volume weighted average price of each of the PTQ and Copper shares during the first five trading days for Copper.

The PTQ Warrants were subject to a hold period that expired on February 18, 2007. The Copper shares and Copper Warrants are subject to resale restrictions until such time that Copper becomes a reporting issuer or another exemption from resale restrictions is available. The PTQ common shares will be freely tradable following the Effective Date.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

11.	SHARE PURCHASE WARRANTS (Continued…)

On May 10, 2007, the Company closed a non-brokered private placement comprising of 1,387,879 units at $2.00 per unit, and 24,033 units at $2.02 per unit for gross proceeds of $2,824,305. Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement. The share purchase warrants are subject to an accelerated expiry provision that, if the volume weighted average trading price of the common shares of the Company as traded on the Toronto Stock Exchange exceeds $7.00 per share for at least 30 consecutive trading days, the Company shall have the right, exercisable within 30 days thereafter, to give notice to each warrant holder requiring the exercising of the warrants within a 30 day period. If the Company exercises such right, the warrant will, if not exercised by the warrant holder in accordance with their terms and conditions, expire at the end of such 30 day period. The securities issued under this private placement are subject to a four- month and a day resale restriction in effect until September 10, 2007.

In October 2007, the Company closed a non-brokered private placement comprising of 2,093,500 units at $3.00 per unit for gross proceeds of $6,280,500. Each unit consists of one common share and one- half of one common share purchase warrants, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement. The Company agreed to issue 74,125 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the finders’ warrants is $52,584.

As at October 31, 2007, the following share purchase warrants were outstanding and exercisable as follows:

Number	Exercise	Expiry
of Shares	Price	Date

9,798,000	$ 3.00 (1)	October 17, 2011
706,956	$ 3.50	May 9, 2009
1,120,875	$3.50	October 31, 2009
11,625,831

(1)

Exercise price is the aggregate exercise price required to exercise one share purchase warrant of Petaquilla Copper Ltd. And one share purchase warrant of the Company with half of the proceeds to be allocated to the Company and half to Petaquilla Copper Ltd. Both share purchase warrants must be exercised together until such time as Petaquilla Copper Ltd. is listed on the TSX.

12.	TREASURY STOCK

During the period ended January 31, 2006, the Company sold 1,616,000 of its shares held in treasury at an average price of $0.79 per share for net proceeds of $1,273,946. These shares were previously issued and reacquired at a cost of $3.79 per share by the Company pursuant to an issuer bid. The loss of $4,847,462 resulting from the sale of these shares and related broker fees has been charged to deficit during the period ended January 31, 2006. As at October 31, 2007, 44,200 common shares were held in treasury.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

13.	RELATED PARTY TRANSACTIONS

During the three months ended October 31, 2007, PTQ had the following transactions with related parties:

a.)	The Company paid consulting fees of $61,943 (October 31, 2006 - $80,673) to a company controlled by an officer.

b.)	The Company paid wages and benefits of $139,191 (October 31, 2006 - $598,406) to directors and officers and a company controlled by a director.

c)	The Company paid legal fees of $53,258 (October 31, 2006 - $102,982) and share issue costs of $35,640 (October 31, 2006 - $219,698) to a law firm controlled by an officer.

d)	The Company paid $60,000 for supplies (October 31, 2006 - $Nil) to a company controlled by a director.

e)

The Company received or accrued $401,626 in asset usage fees from Copper for the use of certain office and mining equipment. Also during the period, the Company and Copper advanced negotiations with the lessor of the equipment to have the commercial terms of the leasing arrangement correspond with the terms of the Plan of Arrangement made effective on October 18, 2006, such that Copper will ultimately become the lessee of the equipment. The cost recovery arrangement will be subject to review and revision to reflect changes in operations.

Included in payables is the amount of $72,233 payable to related companies controlled by a director and officers of the Company.

During the period, the Company sold assets and received payment for cost recoveries from PTC in the amount of $3,487,878. The assets were sold at fair market value which approximates net book value and therefore no gain or loss was recorded on disposition.

Certain employees of the PTC with knowledge in mining, government, environmental and community relations were previously employed and trained by the Company. The Company is considering charging the PTC for technical knowhow and other intellectual property transferred to PTC. The amount of these fees has not yet been determined.

As at October 31, 2007, the Company has an amount payable to PTC of $5,110,662 (April 30, 2007 – receivable of $4,582,937) resulting from advances from PTC for mineral property costs and general and administrative expenses. The payable bears interest at a rate of US prime plus 1% and the Company accrued interest of $150,000 during the period.

The Company has posted 5,000,000 common shares of PTC as security of its account payable to PTC. PTC’s common shares posted as security shall be held in escrow pending payment of the account payable and cannot be sold until the account payable has been paid in full pursuant to a Warranty Agreement dated September 30, 2007.

PTC’s common shares serving as security are based on a market value of $2.00 per common share. If the market value of the common shares changes, the number of shares required to be posted as security shall be adjusted accordingly.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

14.	SEGMENT INFORMATION

The Company has one operating segment being the exploration of resource properties. The Company has not earned revenues from any projects.

15.	COMMITMENTS AND CONTINGENCIES

The Company is committed to the plant and equipment acquisitions totalling $5,558,145 related to the mine site construction. These commitments will be paid within the current year.

PTQ has a five- year lease for office premises. PTQ’s contractual and other obligations as at October 31, 2007, are summarized as follows:

	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
Office Lease	$ 33,120	$ 66,240	$ 27,600	Nil

During the period ended April 30, 2007, the Company entered into a contract relating to an environmental impact study. The amount payable at the end of the contract is $45,877.

During the period ended April 30, 2007, the Company entered into a five-year lease for office premises at an estimated annual cost of $66,240 commencing September 1, 2006. Cancellation of two previous lease obligations was obtained effective May 15, 2006.

From October 18, 2006, the office leasing costs have been split equally between the Company and Petaquilla Copper Ltd., consequent to the Plan of Arrangement (see Note 4 Plan of Arrangement and Advances to Petaquilla Copper Ltd.) Therefore the estimated annual cost is $33,120 to the Company.

Geneva Gold Ltd. has claimed for loss in share value said to be caused by Petaquilla’s news release announcing that the agreement with the Company has been rescinded. The amount of the claim has not been quantified, and according to Company counsel it is too early to provide an opinion on either party’s chances of success as discoveries have not yet taken place. The claim is under the review of an arbitrator whose decision will be final and binding on all parties.

16.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, debt, restricted cash, and amount payable to Petaquilla Copper Ltd., long term debt and capital lease obligations. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments or hedging activities to reduce its exposure to fluctuations in foreign currency exchange rates.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

17.	ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligation relates to site-restoration and clean-up costs related to its Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligations is as follows:

Balance at January 31, 2006	$-
Liabilities incurred in the current period	4,400,000

Balance at April 30, 2007	4,400,000
Accretion expense	168,500

Balance at October 31, 2007	$4,568,500

The provision for asset retirement obligations is based upon the following assumptions:

a)	The total undiscounted cash flow required to settle the obligation is approximately $6,848,000;
b)	Asset retirement obligation payments are expected to occur during fiscal year 2014 and 2015;
c)	A credit adjusted risk- free rate of 7.65% has been used to discount cash flows.

18.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three	Three	Six months	Six months
	months	months	ended	ended
	ended	ended	October 31,	October 31,
	October 31,	October 31,	2007	2006
	2007	2006
Non-cash investing and financing activities:
Deferred amortization on plant equipment	$1,210,809	$-	$1,210,809	$-
Prepaid services and materials financed by a
reduction in amounts payable to Petaquilla
Copper Ltd. (Note 6)	4,368,133	-	4,368,133	-

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
OCTOBER 31, 2007
(Unaudited – Prepared by Management)

19.	SUBSEQUENT EVENTS

Subsequent to October 31, 2007:

	a)	The Company issued 247,345 shares on the exercise of stock options for proceeds of $192,507.

b)

The Company granted 120,000 incentive stock options to an officer and employees. These options have an exercise price of $3.04 per share, vest over 21 months, and have an expiry date of November 15, 2012.

PETAQUILLA MINERALS LTD.

For Quarter Ended Report – October 31, 2007

Management Discussion and Analysis
Of Results of Operations and Financial Condition

For periods ended October 31, 2007 and October 31, 2006

2

PETAQUILLA MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petaquilla Minerals Limited (“PTQ” or the “Company”) reports the financial results for the six months ended October 31, 2007, which have been prepared on the basis of available information up to December 10, 2007. Management’s Discussion and Analysis should be read in conjunction with the unaudited consolidated financial statements and related notes for the six months ended October 31, 2007, and 2006, and with the audited consolidated financial statements and related notes thereto of the Company, as at and for the 15 months ended April 30, 2007, and for the twelve month period ended January 31, 2006, and 2005.

Management’s discussion and analysis provides a review of the performance of PTQ’s business and compares its performance for the six months ended October 31, 2006, with the same period of the current year. This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations. There is no guarantee of future performance, since actual results could change based on factors and barriers beyond management control.

OVERALL PERFORMANCE

Business Overview

PTQ is a Canadian-based gold exploration and development company with its development activities located solely in Panama.

PTQ’s growth strategy has been to establish a gold production base from the development of its 100% owned Molejon deposit located within the Ley Petaquilla Concession. In addition, PTQ plans to continue to evaluate gold and copper development projects and/or related production possibilities by means of internal development of its mineral assets or growth through acquisition or merger of assets with companies having either production or advanced development stage gold and/or copper projects.

Plan of Arrangement

  On June 6, 2006, the shareholders of PTQ voted in favour of the May 10, 2006, proposed Plan of Arrangement.

  Subsequently, on June 19, 2006, Supreme Court approval in the Province of British Columbia was obtained for the Plan of Arrangement.

  The result of the Plan of Arrangement will be that each shareholder of PTQ will receive one share of Petaquilla Copper Ltd. (“Copper”), a newly formed company. Each shareholder will continue to hold one share of PTQ and one share of Copper, for each one share of PTQ held on the Effective Date of the Plan of Arrangement.

3

  According to the terms of the Plan of Arrangement, PTQ transferred title to Copper of its wholly-owned subsidiary, Georecursos Internacional S.A., the holder of the 52% interest in the Ley Petaquilla concession lands. PTQ would retain 100% ownership of the gold and precious metal deposits within the Ley Petaquilla concession as well as all the other concession lands adjacent to the Ley Petaquilla concession.

  As part of the June 2005 Mine Development Plan approved by the Government of Panama in September 2005, Copper would then continue with the development of its interest in the copper based mineral deposits and PTQ would advance the development of its interest in the Molejon deposit, being the first gold and precious metal deposit identified within the Ley Petaquilla concession lands.

  PTQ paid $500,000 to Copper as part of the Plan of Arrangement, in order to acquire 22,189,434 of the issued shares of Copper. This initial 20% equity stake has been and will continue to be diluted upon future share capital financings that are anticipated to be necessary for the ongoing funding of the Copper deposit project.

  As a result of the Plan of Arrangement, the Company now accounts for Copper on an equity basis.

  Copper is in the process of applying to list its shares on the Toronto Stock Exchange.

Significant Accomplishments for the Period

Molejon Gold Deposit Project

  Completed additional metres of trenching and drilling on the Botija Abajo deposit and on the Mestizo deposit.

  Completed additional metres of infill diamond drilling between the Molejon Main Zone and the Molejon NW Zone, additional resource drilling, and condemnation holes for the Molejon plant site and related areas area.

  Road access improvements including the ongoing design and commencement of bridge construction for river and stream crossing continues.

  Phase 1 of the upgrade of the government road from La Pintada to Coclesito has been completed.

  Construction of the 8 kilometre road from the Molejon site to the Colina site is 90% complete. Access by heavier vehicles is possible. Additional culverts will be constructed going forward. This road will be shared by PTQ and Copper.

  Continued evaluation of short and long term power sources for the future development of the Molejon mine site as well as adjacent areas within the concession lands.

4

  Possible mine equipment, mine plan and mill design options explored for the ongoing development.

  Acquisition plans commenced for key mill components with acquisition of refurbished ball mills.

  Acquired additional mine equipment, vehicles, software and office equipment, as part of ongoing development plans.

  Continued design of the tailings and waste facilities together with the commencement of geotechnical investigations.

  Submission of the updated environmental impact study and evaluation of the hydrological aspects of the Molejon project and geotechnical aspect of the open pit.

  The metallurgical testing program, including crushing, grinding, cyanidation, liquid/soil separation and cyanide detoxification tests is nearing completion.

  Continued delineation of selected areas suitable for a tailings dam and associated infrastructure, subject to fatal flaw analysis (incl. condemnation drilling).

  Survey of the delineation of the plant site has been completed.

Socio / Economic Activities

  Representatives from local communities from around the project area continue visits to the mine site offices, the road construction project and the exploration camp. They received information about PTQ’s projects and assistance in understanding the project impacts in their respective villages.

  Youths received bursaries, which will support them for three years to attend secondary schooling.

  Medical centre in Coclesito has been assisted with medical supplies and ambulance services.

  Ongoing medical attendance and support to government authorities in transporting critically ill residents of communities near the Molejon mine site to medical centres.

  Donation of school supplies for all the schools in the Donoso District in the Province of Colon.

  Sports training (Little League) program commenced in four communities in the Donoso District.

  In three communities, assistance has been provided with respect to installation and maintenance of the potable water system.

  Started the provision of at least one healthy meal for all children in the nine closest schools to the Molejon mine site.

5

  In five communities near the Molejon mine site, work has started on the creation and upgrade of local roads to access the main road presently under construction and to assist in a chicken raising program among 26 families surrounding the project

  As part of projects to create sustainable long-term economic value to the local communities, PTQ has initiated a cattle-breeding program for local cattle ranchers near the mine site.

Optioned Lands

San Juan Concession - Panama

During the prior period ended April 30, 2007, the Company entered into an agreement with Geneva Gold (formerly Eurogold Mining Inc.), for the exploration and development of the San Juan Concession. The San Juan Property is adjacent to the Company’s Molejon gold project and the Petaquilla porphyry copper project in north central Panama. Under the agreement, Geneva Gold may earn a 60% interest in the San Juan Property by incurring exploration expenditures of at least US$6,000,000, by paying Petaquilla Minerals Ltd. US$600,000 in cash and by causing to be issued to Petaquilla Minerals Ltd. 9,000,000 shares of the public company (“Pubco”) to which Geneva Gold will assign its interest in the property, all over a period of three years. If Pubco acquires a 60% interest in the property, it may increase its interest to 70% by incurring US$3,000,000 in additional exploration expenditures in the fourth year. The Company was to be the operator of the project. The Company received the initial cash option payment of $111,120 (US$100,000).

During the prior period, the Company rescinded the above agreement and returned the initial cash option payment of $111,120 (US$100,000) to Geneva Gold.

Geneva Gold has claimed for loss in share value said to be caused by Petaquilla’s news release announcing that the agreement with the company has been rescinded. The amount of the claim has not been quantified, and according to Company’s counsel it is too early to provide an opinion on either parties chances of success as discoveries have not yet taken place.

Rio Belencillo Concession – Panama

The Company holds various interests in other land concession areas adjacent to the Ley Petaquilla Property in Panama, including the Rio Belencillo and Rio Petaquilla concessions.

By an Agreement in May, 2005, and amended in June, 2005, Gold Dragon Capital Management Ltd. (“Gold Dragon”), a company formerly having a common director, has an option to purchase all of the Company’s interest in the Rio Belencillo and Rio Petaquilla concessions by the expenditure of $100,000 in approved exploration costs by May 7, 2007, an additional $400,000 in approved exploration costs by February 7, 2008, and by then paying the Company $1,152,400. This sum is payable in shares of Gold Dragon.

6

During the previous period to April 30, 2007, the Company received $32,843 (US $29,078) from Madison Minerals Ltd. (“Madison”), the Company’s joint venture partner, for exploration costs related to the Rio Belencillo concession.

Private Placement and other Capital Stock-Related Activity

  The Company issued 515,944 shares on the exercise of stock options for proceeds of $625,409.

  The Company closed a non-brokered private placement comprising of 1,387,879 units at $2.00 per unit, and 24,033 units at $2.02 per unit, for gross proceeds of $2,824,305. Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement. The share purchase warrants are subject to an accelerated expiry provision that, if the volume weighted average trading price of the common shares of the Company as traded on the Toronto Stock Exchange exceeds $7.00 per share for at least 30 consecutive trading days, the Company shall have the right, exercisable within 30 days thereafter, to give notice to each warrant holder requiring the exercising of the warrants within a 30 day period. If the Company exercises such right, the warrant will, if not exercised by the warrant holder in accordance with their terms and conditions, expire at the end of such 30 day period. The securities issued under this private placement are subject to a four-month and a day resale restriction in effect until September 10, 2007.

  The Company closed a non-brokered private placement comprising of 2,093,500 units at $3.00 per unit, for gross proceeds of $6,280,500. Each unit consists of one common share and one- half of one common share purchase warrants, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement. The securities issued under this private placement are subject to a four- month and a day resale restriction in effect until March 1, 2008.

  The Company granted an aggregate of 950,000 stock options to employees, consultants, a director and an officer with exercise prices between $2.22 to $2.76 and expiry dates between October 19, 2008, and September 10, 2012.

FORWARD-LOOKING STATEMENTS

Certain information regarding PTQ as set forth in the MD&A, including management’s assessment of PTQ’s future plans and operations, contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuation, imprecision of reserve estimates, environmental risks, taxation policies, competition from other producers, the lack of qualified personnel or management, stock market volatility and the ability to access sufficient capital from external or internal sources. The actual results, performance or achievement could materially differ from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them does, what benefits PTQ will derive there from.

7

SELECTED ANNUAL INFORMATION

Key Financial Data
(in $ thousands)	2007		2006		2005
Net loss from continuing operations	(27,962)	(1)	(2,568)	(2)	(1,798)	(3)
Net loss for the year	(27,962)	(1)	(2,568)	(2)	(1,798)	(3)
Loss per share – basic and diluted	(0.35)		(0.05)		(0.04)
Cash outflow from operating
activities	(8,980)		(1,758)		(1,166)
Working (deficit) capital	(4,221)		8,689		871
Total assets	45,376	(4)	12,807	(5)	1,989

(1)	includes $20,386,270 stock-based compensation
(2)	includes $410,301 stock- based compensation
(3)	includes $716,876 stock - based compensation
(4)	increase as compared to total assets on January 31, 2006 is primarily a result of mineral property costs that have been deferred during the year.
(5)

increase as compared to total assets on January 31, 2005 is primarily a result of cash acquired from issuance of capital stock and mineral property costs less general and administrative expenses during the year.

RESULTS OF OPERATIONS – FOR THE SIX MONTHS ENDED OCTOBER 31, 2007 COMPARED TO THE SIX MONTHS ENDED OCTOBER 31, 2006

PTQ’s interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in Canadian dollars unless otherwise indicated.

The operating results of PTQ reflect its ongoing administrative costs, net of interest and other income. PTQ does not have any operating mining assets. However, significant development work is underway on the Molejon gold deposit with a present targeted production start up for fiscal 2008.

Other income (expense)

In the six months ended October 31, 2007, interest and other income, offset by the loss from the equity investment in Petaquilla Copper Ltd. was $7,730,130 compared to $86,738 in the six months ended October 31, 2006.

During the six months ended October 31, 2007, the Company recorded other income of $401,626 (October 31, 2006 - $Nil) resulting from asset usage charges to PTC for the use of certain office and mining equipment during the period.

8

During the six months ended October 31, 2007, PTQ recorded a foreign exchange gain of $1,365,387 compared to a foreign exchange gain of $3,290 in the six months ended October 31, 2006. This primarily results from amounts owing to PTC being denominated in USD.

During the six months ended October 31, 2007, PTQ recorded an equity loss of $2,565,199 and dilution gain of $8,470,129 (October 31, 2006 - $Nil) related primarily to its investment in PTC.

Expenses

Expenses for the six months ended October 31, 2007, were $10,219,647, compared with $12,311,719 for the six months ended October 31, 2006. The decrease in expenses is primarily based on decreases in stock-based compensation and travel expense. Stock-based compensation, a non-cash expense, was $4,304,693, compared with $8,849,884 in the six months ended October 31, 2006. Office administration increased to $1,804,693 from $443,929 for the six months ended October 31, 2006 as a result of an increase in the number pf operating offices in Panama. Consulting fees increased to $467,087 during the six months ended October 31, 2007 from $179,948 in the same period of the prior year. This is a result of increased corporate activity during the period.

The net loss for the six months ended October 31, 2007 was $2,489,517 or $0.03 per share compared to a net loss for the six months ended October 31, 2006 of $12,224,981 or loss of $0.16 per share. The difference is largely accounted for by the decrease in stock-based compensation, the recognition of the equity loss and gain on dilution of the equity investment in Copper for the period.

Cash Flow

Operating Activities

Corporate and administrative cash costs, offset by interest and other income and changes in non-cash working capital resulted in a cash outflow of $3,368,648 from continuing operating activities in the six months ended October 31, 2007. Operating activities in the six-month period ended October 31, 2006, resulted in cash outflows of $2,809,386.

Financing Activities

During the six months ended October 31, 2007, the issuance of capital stock resulted in net proceeds of $9,326,521 compared to $29,080,067 in the same period of the prior year. Proceeds from capital leases amounted to $8,201,425 in the six months ended October 31, 2007 compared to $Nil in the same period of the prior year, while proceeds from long term debt were $Nil compared to $156,105 in the same period of the prior year. Total repayments of capital leases and long term debt totaled $679,645 compared to $Nil in the same period of the prior year.

9

Investing Activities

Mineral Property Development Agreements

Molejon Gold Deposit

The Company spent $13,409,780 in mineral property costs during the six months ended October 31, 2007. A base camp has been well established at PTQ’s advanced stage epithermal Molejon gold deposit in Panama. PTQ continues to drill with both its infill drilling and trenching programs. In addition, further trenching is underway on the Botija Abajo and Mestizo sites that are adjacent to the Molejon gold deposit. PTQ is hopeful the ongoing drill program will add both ounces and grade to the published resource estimate for Molejon.

During the six months ended October 31, 2007, $8,720,040 was spent on mining equipment, vehicles, computer, software and office equipment, compared to $541,020 in the six months ended October 31, 2006, reflecting the change towards the gold pre-production phase of the project in the current period.

PTQ intends to focus the first phase of the mine development plan on the Molejon gold deposit, and has begun further exploration and development work on the deposit.

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED OCTOBER 31, 2007

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in Canadian dollars unless otherwise indicated.

The operating results of the Company reflect its ongoing administrative costs, net of interest and other income. The Company does not have any operating mining assets.

Other income (expense)

Interest and other income in the three months ended October 31, 2007, totaled $30,120 compared to $44,223 at October 31, 2006. Foreign exchange gain in the three months ended October 31, 2007 was $1,840,587 compared to a foreign exchange loss of $74,839 in three months ended October 31, 2006. This increase in foreign exchange gain is a result of amounts owing to PTC being denominated in the declining US Dollar. The loss in the equity investment in PTC was $1,303,442 in the three months ended October 31, 2007 compared to $Nil in the same period of the prior year. Gain on dilution of the equity investment in PTC was $8,107,807 compared to $Nil in the same period of the prior year.

Expenses

Expenses for the three months ended October 31, 2007, were $5,446,090 compared with $9,207,068 at October 31, 2006, representing a decrease of $3,760,978. The decrease results primarily from a significant decrease in stock-based compensation as well as travel expense for the period, offset by increases in accounting and legal, consulting, investor relations and shareholder information, rent and wages and benefits. The increase in operating expenses is associated with the ongoing development and increased corporate activities of the Company.

10

Specifically, consulting fees increased by $129,039 from $41,129 for the three months ended October 31, 2006, compared to $170,168 for the three months ended October 31, 2007; office administration costs increased $960,583 from $215,423 for the three months ended October 31, 2006, compared to $1,176,006 for the three months ended October 31, 2007. Furthermore, wages and benefits increased $29,868 from $479,837 for the three months ended October 31, 2006, compared to $509,705 for the three months ended October 31, 2007, due to increased corporate activities.

The net income for the three months ended October 31, 2007, was $3,434,611 or $0.04 per share compared to a net loss of $9,237,684 or $0.12 per share for the three months ended October 31, 2006.

Cash Flow

Operating Activities

Corporate and administrative cash costs, offset by interest and other income and changes in non-cash working capital resulted in a cash inflow of $794,170 from continuing operating activities in the three months ended October 31, 2007 compared to an outflow of $1,459,755 in the comparable period of the prior year.

Financing Activities

During the three months ended October 31, 2007, the exercise of stock options and financing from a private placement resulted in net proceeds of $6,619,933 compared to $26,988,649 in the comparable period of the prior year.

Investing Activities

For the three months ended October 31, 2007, acquisition costs of property and equipment totaling $2,443,633 were incurred. Investment in mineral properties was $8,346,336 for the three months ended October 31, 2007 and was comprised of deferred exploration costs. In the same period of the prior year, recovery of costs for property and equipment was $96,974 and investment in mineral properties was $8,551,955. The Company also redeemed $863,226 in a performance bond during the current period with no similar investments in the period ended October 31, 2006.

The Company also received advances from PTC totaling $5,751,650 compared to $(663,399) in the comparable period of the prior year.

Balance Sheet

As at October 31, 2007, PTQ had total assets of $74,348,021 as compared with $45,375,983 at April 30, 2007. This increase is primarily a result of proceeds received from private placements, as well as equipment purchases and mineral property expenditures during the period. The working capital deficit as at October 31, 2007 of $5,208,228 increased from a working capital deficit of $4,220,761 at April 30, 2007.

11

SUMMARY OF QUARTERLY RESULTS

	2007	2007	2007	2007
	Oct 31	Jul 31	Apr 30	Jan 31
	Q2	Q1	Q5	Q4

Net income (loss) from continuing operations	$3,434,611	$(5,924,128)	$(11,370,015)	$(3,467,366)
Net income (loss)	$3,434,611	$(5,924,128)	$(11,370,015)	$(3,467,366)
Earnings (loss) per share from continuing operations – basic and diluted (1)	$0.04	$(0.06)	$(.14)	$(0.04)
Earnings (loss) per share – basic and diluted (1)	$0.04	$(0.06)	$(.14)	$(0.04)

	2006	2006	2006	2006
	Oct 31	July 31	April 30	January 31
	Q3	Q2	Q1	Q4

Net loss from continuing operations	$(9,237,684)	$(2,987,297)	$(900,088)	$1,344,861
Net loss	$(9,237,684)	$(2,987,297)	$(900,088)	$1,344,861
Loss per share from continuing operations – basic and diluted (1)	$(0.12)	$(0.04)	$(0.01)	$0.03
Loss per share – basic and diluted (1)	$(0.12)	$(0.04)	$(0.01)	$0.03

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same for the quarters ended January 31, 2006 to July 31, 2007. For the quarter ended October 31, 2007, potential share issuances pursuant to the exercise of options and warrants would be dilutive and the basic and diluted earnings per share using the treasury stock method are the same.

LIQUIDITY AND CAPITAL RESOURCES

PTQ does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, copper or other materials in the last three financial years.

As at October 31, 2007, PTQ had a working capital deficit of $5,208,228 (April 30, 2007 – working capital deficit of $4,220,761). PTQ will have to raise additional funds to undertake ongoing development and further exploration of the Molejon gold deposit, and to meet its obligations. Management will be pursuing additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future.

12

During the period ended April 30, 2007, the Company deposited $30,000 with HSBC Bank to be used as collateral for the credit card used by the Company to pay ongoing travel and related costs.

During the fifteen months ended April 30, 2007, the Company pledged $266,425 (US$250,000) outstanding by way of a term deposit with the bank as security for financings. As at October 31, 2007, the CAD$ equivalent of this term deposit is $237,475.

Other than as discussed herein, PTQ is not aware of any trends, demands, commitments, events or uncertainties that may result in PTQ's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the PTQ's liquidity will be substantially determined by the timing of any production decision on its Molejon gold deposit which, in turn, will be substantially determined by the price of gold.

CONTRACTUAL AND OTHER OBLIGATIONS

The Company is committed to the plant and equipment acquisitions totaling $5,558,145 related to mine site construction. These commitments will be paid within the current year.

PTQ has a five-year lease for office premises. PTQ’s contractual and other obligations as at October 31, 2007, are summarized as follows:

	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years

Office Lease	$ 33,120	$ 66,240	$ 27,600	Nil

During the period ended April 30, 2007, the Company entered into a contract relating to an environmental impact study. The amount payable at the end of the contract is $45,877.

13

CAPITAL LEASE OBLIGATION

During the period, the Company entered into a capital lease arrangement with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production.

The facility is for the following concurrent tranches:

a)	Financial leasing of up to US$2,798,806; and
b)	Financial leasing of up to US$10,580,747.

The equipment includes but is not restricted to: ball mills, Metso crushing plant; cranes and an aggregate crushing plant.

As a condition of the loan, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama.

Future minimum lease payments on the capital lease obligation are as follows:

2008	$3,125,736
2009	3,125,736
2010	2,791,762
9,043,234
Less: Imputed interest of 9%	(1,134,609)
Total	7,908,625
Current obligation	(2,525,723)
Long-term obligation	$5,382,902

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CAPITAL STOCK

Authorized Capital

Unlimited common shares without par value
Unlimited preference shares without par value

At the June 6, 2006, Annual and Special Meeting of Shareholders, a special resolution was approved changing the authorized capital of the Company to an unlimited number of common shares without par value and an unlimited number of preference shares without par value.

Issued Capital

As at October 31, 2007, an aggregate of 93,898,307 common shares were issued and outstanding of which 44,200 were repurchased. As of December 10, 2007, 94,145,652 common shares were issued and outstanding with 44,200 common shares being held as treasury stock.

Stock transactions are as follows:

	Number		Contributed
	of Shares	Amount	Surplus

Issued

Balance as at January 31, 2004	48,829,542	$50,849,326	$327,822
Exercise of stock options	2,185,497	476,209	(114,383)
Exercise of warrants	249,498	105,257	(42,883)
Stock-based compensation	-	-	716,876

Balance as at January 31, 2005	51,264,537	51,430,792	887,432
Non-brokered private placement, net of finders’ fees (a)	9,965,670	8,933,334	-
Exercise of stock options	1,465,600	713,008	(241,690)
Exercise of warrants	7,550,496	1,939,187	(51,563)
Stock-based compensation	-	-	410,301
Share issuance costs	-	(39,112)	-

Balance as at January 31, 2006	70,246,303	62,977,209	1,004,480
Non-brokered private placement, net of finders’ fees (b)	9,400,000	21,603,200	-
Exercise of stock options	5,247,813	12,336,264	(9,435,997)
Exercise of warrants	4,982,835	5,979,403	-
Stock-based compensation	-	-	20,504,666
Share issuance costs (Note 13)	-	(1,414,061)	820,518

Balance as at April 30, 2007	89,876,951	101,482,015	12,893,667
Non-brokered private placement	3,505,412	9,104,805	-
Exercise of stock options	515,944	2,242,093	(1,616,684)
Stock-based compensation	-	-	4,304,693
Share issuance costs	-	(306,277)	52,584

Balance as at October 31, 2007	93,898,307	$112,522,636	$15,634,260

15

PTQ had the following Warrants outstanding as at the date of this report:

Number of	Exercise Price
Warrants			Expiry
Outstanding			Date

9,798,000	$ 3.00	(1)	October 17, 2011
706,956	$3.50		May 8, 2009
1,120,875	$3.50		October 31, 2009

11,625,831

(1)

Exercise price is the aggregate exercise price required to exercise one option of PTQ and one option of Copper with half of the proceeds to be allocated to the Company and half to Copper. Both options must be exercised together until such time as Copper is listed on the TSX.

On October 17, 2006, the Company issued share purchase warrants in connection with the non-brokered private placement which closed during the period. Each warrant entitles the holder to purchase an additional common share of the Company for a period of five years at a price of $3.00 per share.

In addition, the Company agreed to issue 398,000 finders’ warrants, each finder’s warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.00 per share for a period of five years.

On the Effective Date of the Plan of Arrangement, the warrant holders received:

a.	one share purchase warrant (a “PTQ Warrant”), where each PTQ Warrant entitles the holder to purchase one common share of the Company for a period of five years; and

b.	one share purchase warrant (a “Copper Warrant”), where each Copper Warrant entitles the holder to purchase one common share of Copper for a period of five years.

Until such time as Copper has been listed on a recognized Canadian stock exchange (the “Copper Listing Date”), the Copper Warrant and the PTQ Warrant must be exercised together. From and after the first five trading days after the Copper Listing Date, the Warrants can be exercised separately, and in that event, the respective exercise prices of the PTQ Warrants and the Copper Warrants will be based on $3.00 multiplied by the ratio of the five day volume weighted average price of each of the PTQ and Copper shares during the first five trading days for Copper.

The Copper shares and Copper Warrants are subject to resale restrictions until such time that Copper becomes a reporting issuer or another exemption from resale restrictions is available. The PTQ common shares will be freely tradable following the Effective Date.

16

The following summarizes information about the stock options outstanding as at December 10, 2007:

Number of Stock Options
Outstanding	Exercise Price		Expiry Date
87,064	0.50	(1)	April 21, 2010
201,720	0.50	(1)	July 11, 2010
60,800	1.00	(1)	December 31, 2010
1,061,640	1.05	(1)	February 1, 2011
120,000	1.73	(1)	April 27, 2011
5,491,504	2.01		January 15, 2012
150,000	2.25		October 19, 2008
200,000	2.22		June 12, 2012
500,000	2.25		June 20, 2012
50,000	2.48		July 11, 2012
100,000	2.49		July 12, 2012
50,000	2.54		July 23, 2012
50,000	2.76		September 10, 2012
120,000	3.04		November 15, 2012
8,242,728

(1)

Exercise price is the aggregate exercise price required to exercise one option of PTQ and one option of Copper with half of the proceeds to be allocated to the Company and half to Copper. Both options must be exercised together until such time as the Company is listed on the TSX.

During the six months ended October 31, 2007, PTQ issued 515,944 shares for the exercise of stock options for gross proceeds of $625,409 and 3,505,412 shares for gross proceeds of $9,104,805 pursuant to a private placement closed in May 2007 and October 2007.

Subsequent to period end, Company issued 247,345 shares on the exercise of stock options for proceeds of $192,507.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the six months ended October 31, 2007, PTQ had the following transactions with related parties:

a )	The Company paid consulting fees of $61,943 (October 31, 2006 - $80,673) to companies controlled by a director, a former director and an officer.

b )	The Company paid wages and benefits of $139,191 (October 31, 2006 - $598,406) to directors and officers.

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c)	The Company paid legal fees of $53,258 (October 31, 2006 - $102,982) and share issue costs of $35,640 (October 31, 2006 - $219,698) to a law firm controlled by an officer.

d)	The Company paid $60,000 for supplies (October 31, 2006 - $Nil) to a company controlled by a director.

e)

During the period, the Company received or accrued $401,626 in asset usage fees from Copper for the use of certain mining equipment. Also during the period, the Company and Copper advanced negotiations with the lessor of the equipment to have the commercial terms of the leasing arrangement correspond with the terms of the Plan of Arrangement made effective on October 18, 2006, such that Copper will ultimately become the lessee of the equipment. The cost recovery arrangement will be subject to review and revision to reflect changes in operations.

Included in payables is the amount of $72,233 payable to related companies controlled by a director and officers of the Company.

During the period, the Company sold assets and received payment for cost recoveries from PTC in the amount of $3,487,878. The assets were sold at fair market value which approximates net book value and therefore no gain or loss was recorded on disposition.

Certain employees of the PTC with knowledge in mining, government, environmental and community relations were previously employed and trained by the Company. The Company is considering charging the PTC for technical know-how and other intellectual property transferred to PTC. The amount of these fees has not yet been determined.

As at October 31, 2007, the Company has an amount payable to PTC of $5,110,662 (April 30, 2007 –receivable of $4,582,937) resulting from advances from PTC for mineral property costs and general and administrative expenses. The payable bears interest at a rate of US prime plus 1%. The Company accrued interest of $150,000 during the period.

The Company has posted 5,000,000 common shares of PTC as security of its account payable to PTC. PTC’s common shares posted as security shall be held in escrow pending payment of the account payable and cannot be sold until the account payable has been paid in full pursuant to a Warranty Agreement dated September 30, 2007.

PTC’s common shares serving as security are based on a market value of $2.00 per common share. If the market value of the common shares changes, the number of shares required to be posted as security shall be adjusted accordingly.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

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SUBSEQUENT EVENTS

Subsequent to October 31, 2007:

a)	The Company issued 247,345 shares on the exercise of stock options for proceeds of $192,507.

b)

The Company granted 120,000 incentive stock options to an officer and employees. These options have an exercise price of $3.04 per share, vest over 21 months, and have an expiry date of November 15, 2012.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s interim consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

The most critical accounting estimates, upon which the Company’s financial statements depend, are those estimates of proven and probable reserves and resources, recoverable ounces there from, and assumptions of operating costs and future copper prices. Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings. In addition, management must estimate costs associated with mine reclamation and closure costs.

During the period, the Company has capitalized mineral property acquisition costs and mine development costs at cost since it has decided that the copper deposit has economically flexible production potential. It is in accordance with Canadian generally accepted accounting principles that the Company should capitalize pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the Company’s property, plant and equipment and mine development costs will then be depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The process of estimating quantities of copper reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given ore body may also change substantially over time as a result of numerous factors, including but not limited to, additional development activity, production history and the continual reassessment of the viability of ore bodies under various economic conditions. A material revision to existing reserve estimates could occur because of, among other things: revision to geological data or assumptions; a change in the assumed copper prices; and the results of drilling and exploration activities.

If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of copper or otherwise, resulting in a reduction in the reserves expected to be recovered, the Company could be required to write-down the recorded value of its plant and equipment and mine development

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costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect the Company’s earnings and net assets.

The Company will have an obligation to reclaim its properties after the minerals have been mined from the site and will estimate the costs necessary to comply with existing reclamation standards. These estimated costs, referred to as Asset Retirement Obligations, will be recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities. If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Company’s earnings and net assets. However, the Company continuously reviews its obligation in this regard.

The Company accounts for all stock-based payments and awards using the fair value-based method. Under the fair value-based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period.

CHANGES IN ACCOUNTING POLICY

The Company is not presently aware of any pending changes to accounting policies that would impact its financial reporting.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted cash, prepaid expenses, accounts payable and other accrued liabilities, long term debt and capital lease obligations. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

FOREIGN EXCHANGE RISK

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

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RISK AND UNCERTAINTIES

The following is a brief discussion of those distinctive or special characteristics of PTQ’s operations and industry, which may have a material impact on, or constitute risk factors in respect of PTQ’s financial performance.

The next twelve months or more will see the continuation of the ongoing development of the Molejon gold deposit. This includes planned completion of road access with related bridge crossings where needed, evaluation of the optimal short and long term power supply and access to the potential mine site and ongoing engineering evaluation.

Potential delays in the Development of Molejon Gold Deposit and Cost Overruns

Whilst the Molejon gold deposit development is underway, costs for required equipment remain under review and may escalate beyond original estimates. This possible cost escalation, along with other as yet unresolved logistical and engineering issues relating to the Molejon development, all part of a standard building, construction and anticipated start up of a new mining operation, may result in significant cost experiences that differ from present day estimates. This cost concerns are in addition to the tight labor market in the mining industry as well as rising material and fuel costs. There is no guarantee the Molejon gold project will, after more development and engineering work is completed, together with required capital equipment purchases, be an economically feasible production opportunity.

Mining Risks and Insurance

A risk analysis has as yet to be completed for the Molejon deposit. While it is not possible to speculate on possible risks associated with an open pit mining operation in Panama, there may be as yet to be identified significant risk factors. PTQ anticipates the planned Feasibility Study for the Molejon Project will in due course illuminate the knowledge data set on both potential risks and the plans to mitigate same where possible.

Any as yet to be identified risks cannot be completely eliminated and it is possible that the occurrence of one or more of such factors could have a material adverse effect on PTQ’s financial condition and results of operations.

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Any payments made with regards to such liabilities may have a material adverse effect on PTQ’s financial performance and results of operations. PTQ carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

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Gold Price Volatility

PTQ’s development plans are highly sensitive to changes in the price of copper and gold. With the near term focus being on the Molejon gold deposit, ongoing development is highly dependent on gold prices as it affects the ability to raise required financing.

Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rate, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.

The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institution, industrial organization and private individuals. The demand for gold consists of jewelry and investment demand.

Uncertainty of Mineral Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters. No assurance can be given that the present inferred reserves and related grades will eventually be confirmed either in whole or in part, as measured or indicated reserves. Prolonged declines in the market price of gold may render inferred mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the PTQ’s reserves. Should such reductions occur, PTQ could be required to delay or discontinue production plans or the development of new projects, resulting in increased net losses and reduced cash flow. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the potential economic feasibility of the Molejon gold deposit.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, there can be no assurance that PTQ’s programs will yield new mineral reserves to expand current inferred mineral reserves.

Financing of Exploration Programs

There are inferred mineral reserves on PTQ’s Ley Petaquilla concession, but PTQ may carry out further exploration on this property with the objective of establishing additional economic mineral reserves. Exploration for minerals is a speculative business necessarily involving a high degree of risk. It is not known if the expenditures to be made by PTQ on its mineral properties will result in discoveries of commercial mineral reserves. If PTQ’s efforts are not successful at individual

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properties, the expenditures at those properties will be written off. If PTQ’s exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production. In addition, the exploration and development of PTQ’s properties may depend upon PTQ’s ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means. There is no assurance that PTQ will be successful in obtaining the required financing, equity financing or other means on commercially reasonable terms, or at all. The inability of PTQ to obtain necessary financing could have a material adverse effect on PTQ’s ability to explore and develop its properties.

Government Permits

Further development of the Molejon gold deposit to completion of an economic feasibility study, construction of mill facilities and commencement and continuation of production at the Molejon gold deposit will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis. Obtaining the necessary governmental permits is a complex and time consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of PTQ. The duration and success of permitting efforts are contingent upon many variables not within PTQ’s control.

Environmental protection permitting, including the approval of reclamation plans, could increase costs and cause delays in the development of the Molejon gold deposit, depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by PTQ. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that PTQ would not proceed with the development or operation of a mine or mines.

Asset Retirement Obligation

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree of pre-disturbance land forms and vegetation. All of PTQ’s operations are subject to reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that PTQ’s estimate of its ultimate reclamation liability could change from the amount recorded in the financial statements, in the near term due to possible changes in laws and regulations and changes in cost estimates.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for the design and maintenance of both internal control systems over financial reporting and disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

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Current disclosure controls include meetings with the CEO, chief financial officer and members of the board of directors and audit committee through emails, telephone conferences and informal meetings to review public disclosure. All public disclosures are reviewed by certain members of senior management and of the board of directors and audit committee. The board of directors has delegated the duties to the chief executive officer who is primarily responsible for financial and disclosure controls.

The design of the Company’s internal control systems over financial reporting and the effectiveness of its disclosure controls and procedures were reviewed during the year ended July 31, 2007, and determined not to be effective. The audit committee has been provided information on the deficiencies.

The Company has assessed the effectiveness of its disclosure controls and procedures and the design of internal controls over financial reporting and during the process identified certain weaknesses in internal controls.

These weaknesses are as follows:

i.	Due to the limited number of staff it is not feasible to achieve complete segregation of incompatible duties; and

ii.

Due to the size of the Company and the limited number of staff, the Company does not have the optimum complement of personnel with all of the technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.

Management and the board of directors continue to work to mitigate the risk of a material misstatement. Management has identified certain areas where it can improve process controls and intends on incorporating these changes into the control over the financial reporting over the next twelve months. Steps have been taken to mitigate these issues as management has engaged certain specialists in a consulting role to assist on an as required basis.

CAUTIONARY NOTE TO USA READERS

As a British Columbia corporation, PTQ is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BCSC”). PTQ is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resources and mineral reserve estimates. Further, PTQ describes mineral resources associated with its properties utilizing terminology such as ”inferred” or “indicated” which are terms recognized by Canadian regulators but not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to USA Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. PTQ may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but not recognized by the SEC.

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This report may use the term “inferred resources”. USA readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resources will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. USA Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

ADDITIONAL INFORMATION

Additional information relating to PTQ, including News Releases, Financial Statements and prior period MD & A filings, PTQ’s Annual Information Form, is available on SEDAR at www.sedar.com.

Form 52-109F2 Certification of Interim Filings

I, Richard Fifer, Chief Executive Officer of Petaquilla Minerals Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Petaquilla Minerals Ltd. (the “Issuer”) for the interim period ending October 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: December 17, 2007

“Richard Fifer"
Richard Fifer
Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, Tony M. Ricci, Chief Financial Officer of Petaquilla Minerals Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Petaquilla Minerals Ltd. (the “Issuer”) for the interim period ending October 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: December 17, 2007

“Tony M. Ricci”
Tony M. Ricci, CA
Chief Financial Officer